SC 13G 1 dsc13g.htm SCHEDULE 13G

Schedule 13G                                                      Page 1 of 5


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.         )*


Name of Issuer: Pervasive Software Inc.


Title of Class of Securities: Common Stock


CUSIP Number: 715710109


Date of Event Which Requires Filing of this Statement: December 31, 2003


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Schedule 13G                                                    Page 2 of 5


CUSIP No. 715710109

  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Darrell G. Blandford


  2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]


  3. SEC Use Only


  4. Citizenship or Place of Organization

     United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5. Sole Voting Power

        Less than 5%

     6. Shared Voting Power

        0

     7. Sole Dispositive Power

        Less than 5%

     8. Shared Dispositive Power

        0

  9. Aggregate Amount Beneficially Owned by Each Reporting Person

     Less than 5%


 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     [ ]


 11. Percent of Class Represented by Amount in Row (9)

     Less than 5%


 12. Type of Reporting Person (See Instructions)

     IN


Schedule 13G                                              Page 3 of 5



Item 1.

     (a) Name of Issuer

         Pervasive Software Inc.

     (b) Address of Issuer's Principal Executive Offices

         12365 Riata Trace Parkway
         Building B
         Austin, TX 78727

Item 2.

     (a) Name of Person Filing

         Darrell G. Blandford

     (b) Address of Principal Business Office or, if none, Residence

         620 Congress Ave
         Suite 300
         Austin, TX 78701

     (c) Citizenship

         United States of America

     (d) Title of Class of Securities

         Common Stock

     (e) CUSIP Number

         CUSIP 715710109

Item 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:  Less than 5%

     (b) Percent of class:  Less than 5%

     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote
             Less than 5%

        (ii) Shared power to vote or to direct the vote
             0 shares

       (iii) Sole power to dispose or to direct the disposition of Less than 5%

        (iv) Shared power to dispose or to direct the disposition of 0 shares

Schedule 13G                                                 Page 4 of 5



Instruction: For computations regarding securities which represent a right to acquire an underlying security see section 240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Instruction: Dissolution of a group requires a response to this item

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

         Not applicable.








Schedule 13G                                                Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              2-14-2005
                                              ---------------------------
                                              Date


                                              /s/    Darrell G. Blandford
                                              ---------------------------
                                              Signature


                                              Darrell G. Blandford
                                              ---------------------------
                                              Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties for whom copies are to be sent.

Attention:
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)